26 July 2010

National Grid plc Interim Management Statement
for the period 1 April 2010 to 25 July 2010

HIGHLIGHTS

•	Outlook for the year remains positive, in line with our expectations

•	Successful £3.2bn rights issue

•	Capital expenditure programme remains on track — 1.3 GW new connections contracted in the period

•	US regulatory filings progressing

•	Industry preparations for the UK transmission price control reviews continue

FINANCIAL UPDATE

We continue to trade in line with our expectations, delivering both strong operational and financial performance this year. In particular we expect a substantial improvement in our Gas Distribution business, where timing related items negatively impacted our 2009/10 performance.

Net debt is expected to fall following the rights issue, offset by the net cash outflow from the investment programme. This, together with an anticipated reduction in pensions interest is expected to benefit the financing charge. However the recent pick up in inflation is expected to largely offset this benefit, leaving the financing charge broadly flat year on year.

We remain on track to deliver our £3.9bn capital investment programme. This represents an increase of £0.6bn compared to 2009/10. The step up in UK investment primarily relates to Transmission.

Overall, we are well positioned to deliver another year of good performance, which will continue to underpin our dividend policy.

INVESTING FOR FUTURE GROWTH

Good progress has been made in this period relating to the step up in UK investment.

Connections to the UK electricity transmission network during the period

•	We have made connection offers for generation totalling 4.3GW.

•	Connection offers were signed for 800MW of offshore and 544MW of onshore wind generation.

•	This increases connection offers that have been signed to 23.3GW since May 2009.

London cable replacement project

•	Phase 1(Hackney to Willesden via Kensal Green and Kensal Green to Wimbledon)

•	The tenders for specialist project management support were received on the 6th April and contract awards were made in July 2010.

OPERATIONAL UPDATE

We continue to deliver high standards of safety across all of our business with particularly pleasing progress in UK Gas Distribution, where the Health and Safety Executive have noted the significant progress we have made in the active management of safety during their routine visits.

Customer Satisfaction and Growth

•	US Gas Distribution customer base grew by 7,709 to June 2010 and we are on track to achieve our target margin growth of around $50m annually.

•	UK Gas Distribution quarterly customer satisfaction scores improved on average by 2% compared to the prior year.

•	All Electricity Distribution and Generation call handling service levels across all service territories are meeting regulatory targets.

•	All Electricity Distribution and Generation customer satisfaction studies continue to remain in compliance with regulatory requirements.

•	14 July 2010 — J.D Power and Associates 2010 Electric Utility and Residential Customer Satisfaction study released – National Grid showed a marked improvement.

Electricity Distribution and Generation reliability

•	New York reliability on track to meet regulatory targets for 2010.

•	Our 2010 reliability for Massachusetts has been adversely affected by a single severe wind storm in February. We have filed a request to exempt this from the service quality metrics.

Gas Distribution mains replacement programme to June 2010

•	117km of mains replacement completed in the US this period.

•	501km mains replacement completed in the UK this period.

•	On track to deliver 353km and 2,085km in US and UK respectively for the full year.

Volumes for the period to June 2010

•	In the UK, gas distribution throughput was down 4.6% on a weather-normalised basis compared to the same period last year mainly due to a combination of heightened end-user awareness of energy consumption and ongoing economic downturn.

•	In the US, gas distribution volumes increased by 1.5% on a weather-normalised basis driven by higher demand and higher conversion to gas from oil.

•	In our electricity distribution business energy transported was up 1.3% (on a weather- normalised basis) on the same period last year.

US development

•	On 4 June, National Grid opened the largest solar generating facility in Massachusetts after installing 4,600 solar panels on the roof of our New England Distribution Centre in Whitinsville. The 1.0 megawatt (MW) facility will provide enough electricity to power nearly 200 homes, and reduce 1.3 million pounds of carbon, each year.

•	National Grid has participated in consortium applications for funds to develop Smart Grid technologies that have been awarded by Department of Energy (DoE). Contract negotiations are now underway between the consortiums, the DoE and the state regulators for the distribution of these awards totalling over $53m, which will be made on a matching basis with National Grid and the other utilities providing a cost share funded through state regulators.

US efficiency programme

•	A major milestone was reached with the consolidation of our Transmission and both Gas and Electric Distribution control centers into the newly renovated Northborough, MA facility.

Metering

•	Both the new OnStream domestic gas smart meter and single phase electricity smart meters have received the required industry approval status.

•	Trials of our smart meters are starting at the end of July (with SSE and Npower).

Fulcrum

•	In June we agreed the sale of Fulcrum, our UK non-regulated utility connections business to Marwyn Capital, with the transaction completing on 8 July.

Sale of National Grid Energy Services

•	In April, we agreed the sale of National Grid Energy Services (NGES) the US residential/light commercial heating, ventilation and air conditioning (HVAC) service and installation business.

BUSINESS UPDATE

We continue to advance our regulatory filings in the US.

On 12 April 2010 we filed the Niagara Mohawk Gas 2 year reopener to increase gas revenues by $13.9m. This filing includes cost recovery for property taxes, pensions and OPEBs, and site investigation remediation.  The new rates became effective on 20 May 2010.

On 16 April 2010 we filed the Massachusetts Gas rate case which represents 10 per cent of our US asset base. The filing included a revenue increase of $106 million and an 11.3% ROE.  The filing also included revenue decoupling and capital expenditure, operation and maintenance, bad debt and health care trackers. On 7 July we adjusted our request from $106m to $104.2m which is inclusive of $11.3m related to Colonial merger related costs. If approved, rates will be effective November 2010.

On 20 May 2010 the Governor of Rhode Island signed into law a bill which requires us to “decouple” revenues from energy usage and to expand our efficiency programs.  This legislation will also enable us to collect on an annual basis the costs for capital investment programmes for both our electric and gas distribution operations, along with annual vegetation management and inspection and maintenance (I&M) expenses for the electric distribution business. The law allows us to implement rates commencing April 2011 for both the electric and gas businesses that would provide for the recovery of the annual capital investment allowance and full funding of the operating expenses incurred to implement the vegetation management and I&M programmes. We are also developing both electric and gas revenue decoupling proposals, which we anticipate sharing with the Rhode Island Division to obtain their support, and plan to file these proposals with the Commission sometime in the autumn of 2010.

On 18 June 2010 we agreed to a one month extension of the Niagara Mohawk electric filing procedure such that new rates will be effective 1 February 2011. In agreeing to the extension, the Company requested a “make whole” provision that, if approved, would ensure that the Company is restored to the same financial position as if new rates came into effect on 1 January 2011.

In accordance with process on 14 July the New York Department of Public Service (NYDPS) filed their position on the Niagara Mohawk electric rate case. We believe that we have presented a strong case in the best interest of all stakeholders, balancing the needs of consumers for reliable and affordable energy supplies. We will be submitting a detailed counter-proposal on 6 August in line with the established filing process.

As reported at our full year results we have decided that both our gas and electricity distribution rate plans in New Hampshire, which together represent less than 2% of our US rate base, do not enable us to meet long term customer needs and earn acceptable returns. We continue to evaluate options to allow us to exit both these businesses.

On 29 June Ofgem, continuing their wide-ranging review of regulatory frameworks in the UK, held a workshop for the network companies to outline how the principles emerging from the review are likely to apply in the forthcoming UK price reviews. The points made in the workshop will be confirmed in an RPI-X@20 consultation expected today, with final recommendations due out later in the year. We are currently undertaking a preliminary stakeholder consultation to ask stakeholders for their views on what they want to be consulted on for this review, how they would like to be involved and the proposed timetable.

Steve Holliday, Chief Executive, said:

“We are well positioned to deliver another year of good performance, which will underpin our targeted 8% dividend growth policy to 2012. In particular we expect a substantial improvement in our Gas Distribution business this year.

The Board of National Grid and I were delighted with the success of our rights issue and the very high take up of the rights offered. It will enable the Group to fund a significant increase in UK capital investment whilst delivering attractive returns to shareholders. We are on track to deliver the step increase in investment to £3.9bn this year.

We remain focused on undertaking a vital role both in the UK and US in enabling the shift to secure, affordable and sustainable energy usage and generation, whilst delivering attractive returns to our investors. ”

CONTACTS

Investors
David Rees Neil Pullen	+44 (0)20 7004 3170 +44 (0)20 7004 3143	+44 (0)7901 511322 (m) +44 (0) 7770 703070(m)
George Laskaris+1 718 403 2526		+1 917 375 0989 (m)
Victoria Davies Andy Mead Iwan Hughes	+44 (0)20 7004 3171 +44 (0)20 7004 3166 +44 (0)20 7004 3169	+44 (0)7771 973447 (m) +44 (0)7752 890787(m) +44 (0) 7900 405898(m)
Media Clive Hawkins Chris Mostyn	+44 (0)20 7004 3147 +1 781 907 1726	+44 (0)7836 357173 (m) +1 347 702 3740 (m)
Brunswick Tom Burns Tom Batchelar	+44 (0)20 7404 5959 +44 (0)207 404 5959	+44 (0)7974 982333 (m) +44 (0)7974 982359 (m)

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure; performance against regulatory targets and standards, including delivery of costs and efficiency savings; customers and counterparties failing to perform their obligations to National Grid; and unseasonable weather affecting energy demands. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates, commodity price indices and settlement of hedging arrangements; restrictions in National Grid’s borrowing and debt arrangements; changes to credit ratings of National Grid and its subsidiaries; adverse changes and volatility in the global credit markets; National Grid’s ability to access capital markets and other sources of credit in a timely manner and other sources of credit on acceptable terms; deflation or inflation; the seasonality of National Grid’s businesses; the future funding requirements of National Grid’s pension schemes and other post-retirement benefit schemes, and the regulatory treatment of pension costs; the loss of key personnel or the inability to attract, train or retain qualified personnel; new or revised accounting standards, rules and interpretations, including changes of law and accounting standards that may affect National Grid’s effective rate of tax; incorrect assumptions or conclusions underpinning business development activity, and any unforeseen significant liabilities or other unanticipated or unintended effects of such activities and the performance of National Grid’s subsidiaries. In addition National Grid’s reputation may be harmed if consumers of energy suffer a disruption to their supply. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the SEC) (and in particular the Risk Factors and Operating and Financial Review sections in its most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause its results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The contents of any website references herein do not form part of this announcement.